Principal Variable Contracts Funds, Inc.
711 High Street, Des Moines, IA 50392
515 247 5111 tel

December 8, 2020

Via EDGAR
Ms. Alison White
Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:     Principal Variable Contracts Funds, Inc. (the “Registrant”)
File Numbers 002-35570, 811-01944
Post-Effective Amendment No. 122 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)
Dear Ms. White,
On behalf of the Registrant, this letter responds to the comments of the Staff of the Securities and Exchange
Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on November 6, 2020, and in a follow up message on December 2, 2020. The Registrant filed the Amendment with the Commission on September 25, 2020, pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 123).
Reissued Comments that Apply to Multiple Accounts
Comment 1. In the past, we’ve provided comments on your filings that we don’t believe were satisfactorily addressed. Issues raised by these comments included: alphabetical presentation of risk disclosures; notional values to determine compliance with Rule 35d-1; and concentration-related comments. We continue to believe that these are issues and ask that you address them or acknowledge our disagreement in correspondence
Response: The Registrant acknowledges the Staff’s disagreements. The below responses address each.

Comment 2. Rather than presenting the risks in alphabetical order, please reorder them to prioritize the risks that are most likely to affect the Account’s net asset value, yield, and total return. After the more prominent risks are disclosed, the Staff notes the remaining risks may be listed in alphabetical order. Please refer to ADI 2019-08 “Improving Principal Risks Disclosure.”
Response: The Registrant respectfully declines to make the requested change. The Registrant submits that the current order of the principal risks complies with the requirements of Form N-1A, which does not require a fund’s principal risks to be set forth in any particular order. Moreover, the Registrant believes investors can locate the risks more easily and compare them across funds when they are in alphabetical order. The Registrant further believes investors can easily review each Account’s risks because, for most of Registrant’s Accounts, the risks are succinct, only spanning one to two pages. Additionally, the Registrant specifically discloses that the principal risks are not listed in order of significance.
Comment 3. It is never permissible to use notional value of derivatives for purposes of the Names Rule because the 80% test is an asset-based test, not an exposure test. Please see references to the Names Rule as an asset-based test in Request for Comments on Fund Names - IC-33809.
Response: The Registrant confirms that it is aware of the Staff’s position. However, the Registrant respectfully submits that in the Names Rule Release, the Commission noted that the language in the Names Rule was modified to focus on "investments" as opposed to "securities," and that, in appropriate circumstances, this would permit an investment company to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket. (Investment Co. Act Rel. No. 24828, Jan. 17, 2001 at n. 13). Moreover, the Commission did not provide definitive guidance as to how to calculate the asset value of derivatives when it adopted Rule 35d-1.
Therefore, as disclosed, each Fund will count the notional value of a derivative for purposes of compliance with Rule 35d-1 when the Fund determines such notional value is an appropriate measure of the Fund’s exposure to investments. In the Registrant’s view, using notional value in certain instances is a better indicator of potential investment return and more accurately aligns the Fund’s name with its actual investment exposure, thereby better informing investors of what they are investing in, which is the intent of Rule 35d-1.
Comment 4. The Registrant must look through to investments of underlying funds when calculating whether a Fund concentrates its investments in any industry.
Response: The Registrant respectfully submits that no revisions are required. The Registrant believes that the Funds’ current concentration policy, as disclosed in the SAI, complies with applicable legal requirements. Although we are aware of the Staff’s position expressed orally, the Registrant is not aware of any written SEC or Staff requirement to look through to an underlying fund’s holdings when determining compliance with a fund’s industry concentration limit.
Comments that Apply to the Blue Chip Account
Comment 5.  Please briefly explain how the Registrant estimated Other Expenses for the current fiscal year and determined that such estimate was reasonable.
Response: Other Expenses were estimated based on similar existing Accounts (domestic equity accounts) and Accounts with assets under management (“AUM”) similar to that expected for the Blue Chip Account. Average AUM for the calculation is based on first year sales estimates for the Blue Chip Account.

Comment 6.  With respect to the Examples, please confirm supplementally that any reimbursement is reflected only for the period it is in place.
Response:  Confirmed.
Comment 7. Please revise the strategies to disclose in greater detail the advisor’s investment selection and portfolio construction process. For example, your disclosure indicates that the advisor selects “financially sound companies” and companies that are considered “market leaders” and “household names,” but it doesn’t explain the analysis the advisor performs or the information it considers to make these determinations. Similarly, it is unclear how the advisor evaluates growth and earnings potential and what benchmarks the investment is compared against. We also note that you do not provide any details about portfolio construction constraints or parameters the advisor will follow. Please revise as appropriate.
Response:  The Registrant has revised the investment strategies to state that the advisor uses a bottom-up, fundamental process that analyzes individual companies to select securities. Although the Staff requested further disclosures in a follow up message on December 2, the Registrant respectfully submits that the prospectus adequately describes the Fund's principal investment strategies and therefore the Registrant declines to make further revisions.
Comment 8. Given that this is a blue chip fund, it is unclear why investments in smaller companies is included as a principal risk. Please advise or revise. (This comment applies to the chart on page 48 as well.)
Response:  Although the Fund invests at least 80% of its assets in securities of large capitalization companies, the Fund also principally invests in smaller companies. The Registrant will add related disclosure in the principal investment strategies.

Please call me at 515-235-1209 if you have any questions.
Sincerely,
/s/ Britney Schnathorst
Britney Schnathorst
Assistant Counsel and Assistant Secretary, Registrant
3